SUN POWER CORPORATION

Kelowna, British Columbia

FOR IMMEDIATE RELEASE                                         May  05 ,2003

     OTC BB Symbol:  SNPW

Sun Power Appoints CFO & Acting President

Sun Power Corporation (“Sun Power”), OTC:BB “SNPW” and Berlin Stock Exchange “SJP” is pleased to announce the appointment of Mr. J. Roland Vetter CA, to the position Chief Financial Officer and acting President. Mr. Vetter replaces Andrew Schwab who held positions as President, Secretary and Treasurer during the corporation’s formation and who will remain as Secretary.  Mrs. Carol O’Shea, the corporations accounting technician for the last two years, has consented to the office of Treasurer.

Mr. Roland Vetter, CA was the former Group Financial Services Director for the Zimco Group, part of the New Mining Business Division of Anglo American Corporation (South Africa’s largest conglomerate) and a former Chairman of the Anglo American Audit Liaison Committee. Zimco comprised twelve distinct operations involved in mining and manufacturing. He is an executive with significant experience in growing start-up companies in mining, manufacturing and technology.  He has diverse financial and operational ability at the executive level, including experience in completing due diligence, business plans, with hands on expertise of then assimilating operations and implementing projects, mergers, acquisitions and disposals.  He has also been accountable for risk management, internal controls, corporate-governance, optimizing funding structures and corporate tax planning.

Mr. Vetter, a Member of both the Canadian and South African Institute of Chartered Accountants, attended the University of the Witwatersrand in South Africa, where he obtained his Bachelor of Commerce and Bachelor of Accounting degrees.

The Corporation recently announced that it had initiated a restructuring program involving a change of business, namely to seek out and acquire revenue producing mining assets through the use of project financing.  By mitigating raw material supply risk, process risk and market risk, the Corporation believes that it can fund the acquisition of targeted mining properties without reliance upon a corporate equity issue.  To qualify as a targeted acquisition, a mining property must demonstrate; a minimum of three years historic operations with positive cash flow; low cost production as a defense against lows in the market cycles; potential for expandable mineral reserves and the ability to increase production and cash flow through modern mining techniques. The Corporation is currently exploring the acquisition of certain mineral resource properties that fit its new focus.

Although Sun Power believes that the plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such, plans, expectations or intentions will prove to be accurate.  .  Readers should refer to the risk disclosures outlined in the Corporation’s annual report filed on April 30, 2003 on Form 10 KSB for the year ending December 31, 2002 and the Corporation’s other periodic reports filed from time-to-time with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Mr. Andrew Schwab, Ph.  800-537-4099

Email: aschwab@silk.net

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